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PUBLIC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Steet
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justyna Keilty (203) 861-7605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas		New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Formato, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden Prime Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Andrew J. Formato
Managing Member
Board of Managers

KRISTY L. VOYERS
Notary Public, State of New York
Registration #01VO6239088
Qualified In Putnam County
Commission Expires April 18, 2019



Notary Public



Christopher J. Mahler
Managing Member
Board of Managers

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN PRIME SERVICES, LLC

Index

Facing Page

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition December 31, 2015	2
Notes to Statement of Financial Condition	3 - 8
Supplementary Information Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission	9

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
of Weeden Prime Services, LLC

We have audited the accompanying statement of financial condition of Weeden Prime Services, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Weeden Prime Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden Prime Services, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Weeden Prime Services, LLC's statement of financial condition. The supplemental information is the responsibility of Weeden Prime Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.


CohnReznick LLP

New York, New York
February 26, 2016

WEEDEN PRIME SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 193,612
Receivable from clearing brokers, net	1,662,443
Furnishings, computers and software, net	355,060
Other assets and security deposits	233,019
Total	$ 2,444,134

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 607,397
Due to related parties	215,234
Total liabilities	822,631
Commitments	
Members' equity	1,621,503
Total	$ 2,444,134

See Notes to Statement of Financial Condition.

Note 1 - Organization

Weeden Prime Services, LLC (the "Company") is a Delaware limited liability company, originally organized as a corporation under the laws of the State of Florida on April 6, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). The Company's operations consist primarily of trade execution and risk management services for customers.

As of December 31, 2015, the Company has agreements with two broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2016.

Subsequent events have been evaluated through this date.

Furnishings, Computers, and Software

Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs in the preliminary project stage are expensed as incurred. Internal and external costs incurred to develop internal use computer software during the application's development state are capitalized. Upgrades and enhancements that result in additional functionality are also capitalized.

Revenue Recognition

Commission income is earned and related clearing expenses are incurred from execution of customer's securities transactions. Commission, interest fee, referral fee, and rebate income are recorded on a trade date basis.

Income Taxes

The Company is a multi-member limited liability company and files a U.S. Partnership return.

The Internal Revenue Code ("IRC") provides that any income or loss, for either a single member or multi-member limited liability company, is passed through to the members for Federal and state income tax purposes. Accordingly, the Company has not provided for Federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2011.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition in accrued expenses. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2015, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

The amount of third-party research services that the Company will furnish to its customers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain

third-party research services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3 - Furnishings, computers, and software

Details of furnishings, computers and software at December 31, 2015 are as follows:

Furnishings	$ 14,609
Computers	17,069
Software	523,519
Sub-total	555,197
Less accumulated depreciation and amortization	200,137
Total	$355,060

Note 4 - Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2015, the Company's net capital was $1,033,424 which was $978,582 in excess of its minimum requirement of $54,842, which was calculated under CFTC Regulation 1.17.

Note 5 - Receivable from clearing brokers

The clearing and depository operations for the Company's transactions are provided by two clearing brokers. For financial reporting purposes, amounts due to clearing brokers have been offset against amounts due from clearing brokers.

	Receivable
Receivable from clearing brokers	$1,643,314
Commissions	19,129
Totals	$1,662,443

In addition, the receivables from the clearing brokers are subject to these clearance agreements and include clearing deposits of $200,000 and $250,000, respectively, as well as an additional $750,000 minimum equity requirement to ensure the clearing brokers' obligations.

Note 6 - Off-balance-sheet risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customer's accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of the various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 7 - Commitments

The Company has agreements with various third parties to share commissions and pay fees as defined in the respective agreements. Approximately $1,306,000 was expensed for the year ended December 31, 2015 under these agreements.

On June 1, 2013, the Company entered into a lease with a related party. The terms of the lease were amended in March 2014 and renewed on June 1, 2015. Provided no notice is given, the lease will continue to auto-renew for one year terms until the final auto-renewal beginning on June 1, 2026. On December 1, 2013, the Company entered into a second lease with a non-related party whose term began on February 21, 2014 and will expire on April 30, 2019. The Company has paid a security deposit of $121,802 in accordance with that lease.

The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2016	$ 342,672
2017	350,308
2019	358,150
2019	124,076
2020	18,000
Thereafter	126,000
Total	$1,319,206

The Company has entered into two sublease agreements, one with a related party, which will expire in 2019 and one with a non-related party which expired in 2015. For the year ended December 31, 2015, total sublease income amounted to $208,188, with sublease income from the related party amounting to $190,188. Future sublease income of $190,188 in each of calendar years 2016 through 2018 and $58,686 for calendar year 2019 is anticipated.

Note 8 - Concentrations of credit risk

The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations.

During the year ended December 31, 2015, approximately 80% of the Company's commission revenues were derived from 12 customers. There were no direct receivable amounts due from these customers as of December 31, 2015. All outstanding commissions are included in receivable from clearing brokers on the statement of financial condition.

Note 9 - Related party transactions

The Company has an expense sharing agreement with an affiliate, Weeden & Co., LP, where each company may provide various accounting, technology, and administrative services. For the year ended December 31, 2015, the Company incurred expenses of approximately $786,600 for services and provided services in the amount of $116,350. The Company also has a cross referral agreement, whereby each company may refer clients to the other in exchange for a share of the commissions generated. The Company generated approximately $144,000 for Weeden & Co., LP and received approximately $417,000. The Company also sub-leases office space from Weeden & Co., LP. The Company recorded $18,000 of occupancy expense under this lease in

2015. There is an outstanding balance of $215,234 due to Weeden & Co., LP as of December 31, 2015.

Note 10 - Income taxes

The Company is subject to a 4% New York City Unincorporated Business Tax ("UBT"). Due to the current year net loss, no reserve has been taken for UBT.

Note 11 - Soft dollar transactions

The Company entered into soft dollar arrangements with certain clients within the provision of Rule 28(e). Under this program, the Company charges additional dollars on customer trades made with the Company and uses these fees to pay market data and research related expenses on behalf of clients. During 2015, the Company paid client expenses totaling approximately $210,000, and has an outstanding receivable and liability of approximately $39,000 and $21,000, respectively, as of December 31, 2015.

Note 12 - Members' equity

At December 31, 2015, members' equity is comprised as follows:

Weeden Securities Corporation	$ 16,215
Weeden Investors, LP	1,605,288
Total	$1,621,503

WEEDEN PRIME SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2015

Net capital:	
Total members' equity	$1,621,503
Add allowable credits	
Discretionary bonus accrual	0
Deduct nonallowable assets:	
Other assets, security deposits and due from related parties	233,019
Furnishings, computers and software, net	355,060
Total	588,079
Net capital	$1,033,424
Aggregate indebtedness	$ 822,631
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 54,842
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 45,000
Excess net capital ($1,033,424 - 54,842)	$ 978,582
Percentage of aggregate indebtedness to net capital	80%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Managers
of Weeden Prime Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Weeden Prime Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Weeden Prime Services, LLC's compliance with the applicable instructions of Form SIPC-7. Weeden Prime Services, LLC's management is responsible for Weeden Prime Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the check register provided by Weeden Prime Services, LLC, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067787 FINRA DEC
Weeden Prime Services, LLC
145 Mason Street, 2nd Fl
Greenwich, CT 06830-6605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Justyna Keilty 203-861-7605

2. A.	General Assessment (item 2e from page 2)		$ 11,344
B.	Less payment made with SIPC-6 filed (exclude interest) 07/22/2015 (Date Paid)		(4,229)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		7,115
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 7,115
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,115	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weeden Prime Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Member - Board of Managers
(Title)

Dated the 12 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,567,749
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	919
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,436,362
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached (Deductions in excess of $100,000 require documentation)	417,819
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 68	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 174,969	
Enter the greater of line (i) or (ii)	174,969
Total deductions	2,030,069
2d. SIPC Net Operating Revenues	$ 4,537,680
2e. General Assessment @ .0025	$ 11,344 (to page 1, line 2.A.)

209,631	Commissions Related to Pass thru expense on behalf of clients
190,188	Rental Income
18,000	Other revenue not directly related to the secuities industry
417,819	**LINE 2c8**

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

To the Board of Managers
of Weeden Prime Services, LLC

In planning and performing our audit of the financial statements of Weeden Prime Services, LLC (the "Company") as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 under the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry commodity futures and options trading accounts for customers or perform custodial functions related to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers of Weeden Prime Services, LLC, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
February 26, 2016